Filed by First Mid Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blackhawk Bancorp, Inc.

First Mid Bancshares, Inc. Exchange Act File No.: 001-36434

Questions and Answers for our customers concerning our recent announcement.

Overview

On March 21, 2023, First Mid Bancshares, Inc. (“First Mid”) and Blackhawk Bancorp, Inc. (“Blackhawk Bank”) were pleased to announce that Blackhawk Bank will become a part of First Mid. The transaction is expected to close by the second half of 2023, subject to customary closing conditions and required approvals. Combining our companies will increase your access to banking services through an expanded network of branch and ATM locations throughout Illinois and Missouri while also providing significant wealth management and insurance services. As we draw closer to the completion of this transaction, you will receive additional information about any changes to your current accounts that may affect you.

Until the transaction is complete, it is business as usual at Blackhawk Bank. You should continue to use your existing checks, debit/ATM cards, etc. Rest assured you will continue to receive the highest level of service in our banking centers, now and in the future.

We know you may have questions about this change; therefore, we are sharing some information with you that may be helpful. We are committed to keeping you informed about this process and how it may affect you. As always, you can call Blackhawk Bank at 800.209.2616 with any questions or concerns. You may also follow the most up-to-date information about the transition process here: https://www.blackhawkbank.com/news-about-blackhawks-relationship-with-first-mid

Why are you doing this merger?

With each organization having legacies extending greater than a century, there are parallel histories of rich tradition, growth, and a deep commitment to the communities we serve. Placing customers first is at the core of the value system for both community banks. This merger will strengthen our ability to serve our customers and the ability to bring new products and services to our current customers including insurance, trust, ag lending, and farm management. With our shared values and by pooling resources, we hope to build upon this core foundation and expand the services and offerings for those same customers who are most deserving of the community banking experience for years to come.

First Mid Bank & Trust, N.A., is the oldest national bank in Illinois, having been chartered in 1865. It is recognized as a top-performing community bank, having earned a five-star Bauer Financial rating, as well as being named Small Business Administration Central/Southern Illinois Community Lender of the Year by the Illinois District Office for many consecutive years.

Was Blackhawk having financial difficulties?

Absolutely not. This transaction has been in the works for several months. To the contrary, we are moving forward with this merger despite the recent bank failures hitting the headlines. Those institutions were not community banks and have entirely different business models than Blackhawk Bank or First Mid. They relied on extremely large deposits from very niche markets with limited balances covered under the FDIC insurance limits. Blackhawk Bank’s deposit base is much more diversified with 98% of our customers having their deposits fully insured. Blackhawk Bank has just completed its 5th consecutive year of record earnings and is moving forward with this opportunity to partner with a like-minded bank to gain efficiencies of scale, access to a broader array of products, higher lending limits, and more ability to leverage investments in technology.

What will happen to the Bank Branch/ATM/Online Banking I currently use?

Absolutely nothing is changing right now. You should continue to use your existing checks, debit/ATM cards, etc. as you normally do. Prior to the systems integration, any changes will be communicated to you. You will continue to receive the same high-quality service before and after the merger.

How does this merger benefit me?

First Mid has a like-minded focus on commitment to the communities it serves and is a perfect fit both culturally and strategically for our customers, employees, and shareholders. The merger will create a larger organization that will strengthen the products and services available to our customers. In the future, you will enjoy a broader range of financial solutions and expanded brokerage and retirement services. The merger will increase your access to banking services through an expanded network of branch and ATM locations. First Mid currently operates over 70 banking centers in Illinois and Missouri.

Will banking centers be closing?

First Mid’s branch network is complementary with Blackhawk Bank’s branch network, and we do not currently anticipate any banking center closings.

Will my branch hours be changing?

Prior to the merger, Blackhawk Bank and First Mid will continue to operate as separate businesses. We do not anticipate any change in our hours. If there are changes of any kind in the future, we will share that information with our customers well in advance.

Will this change your commitment to the community?

First Mid shares our commitment to community investment and mirrors our community service values. First Mid employees are encouraged and empowered to volunteer their time in their communities. Last year, First Mid employees donated over 15,800 hours to their communities.

Will the name of the bank change?

The name and signage will change when the banks merge at year-end.

How can I find out more about First Mid services?

As we get closer to the merger date, more information will be available to you. Until that time, you can learn more about First Mid by visiting www.firstmid.com or by following First Mid Bank & Trust on Facebook.

Forward Looking Statements

This document may contain certain forward-looking statements about First Mid and Blackhawk, such as discussions of First Mid’s and Blackhawk’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. First Mid intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of First Mid and Blackhawk, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between First Mid and Blackhawk will not be realized or will not be realized within the expected time period; the risk that integration of the operations of Blackhawk with First Mid will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to satisfy conditions to completion of the proposed transactions, including failure to obtain the required regulatory, shareholder and other approvals; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the proposed transactions on customer relationships and operating results; the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of First Mid and Blackhawk; legislative and/or regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of First Mid’s and Blackhawk’s loan or investment portfolios and the valuation of those investment portfolios; demand for loan products; deposit flows; competition, demand for financial services in the market areas of First Mid and Blackhawk; accounting principles, policies and guidelines; and the impact of the global COVID-19 pandemic on First Mid’s or Blackhawk’s businesses, the ability to complete the proposed transactions or any of the other foregoing risks. Additional information concerning First Mid, including additional factors and risks that could materially affect First Mid’s financial results, are included in First Mid’s filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Additional Information

First Mid will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Blackhawk that also constitutes a prospectus of First Mid, which will be sent to the shareholders of Blackhawk. Investors in Blackhawk are urged to read the proxy statement/prospectus, which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by First Mid with the SEC will be available free of charge at the SEC’s website, www.sec.gov. These documents also can be obtained free of charge by accessing First Mid’s website at www.firstmid.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, when available, these documents can be obtained free of charge from First Mid upon written request to First Mid Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Investor Relations; or from Blackhawk upon written request to Blackhawk Bancorp, Inc., 400 Broad St., Beloit, WI 53511-6223, Attention: Todd J. James, President & CEO. A final proxy statement/prospectus will be mailed to the shareholders of Blackhawk.

Participants in the Solicitation

First Mid and Blackhawk, and certain of their respective directors, executive officers and other members of management and employees, are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of First Mid is set forth in the proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023. These documents can be obtained free of charge from the sources provided above. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the proxy statement/prospectus for such proposed transactions when it becomes available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.